Designated Filer:	Peter B. Doyle
Issuer Name and Ticker:	FRMO Corp. (FRMO)
Title of Security:	Common stock $0.001 par value
Transaction Date:	11/4/2009
Securities Acquired:	53,593
Reporting Persons	Transaction Date	Transaction Code	Securities Acquired	Price	Amount of Securities beneficially Owned Following Reported Transaction	Address
Steven Bregman	11/4/2009	A	53,428	$0	6,239,980	470 Park Avenue So., 4th Fl So., New York, NY 10016
John Meditz	11/4/2009	A	56,145	$0	6,642,697	471 Park Avenue So., 4th Fl So., New York, NY 10016
Peter Doyle	11/4/2009	A	29,656	$0	3,639,362	472 Park Avenue So., 4th Fl So., New York, NY 10016
Thomas Ewing	11/4/2009	A	42,132	$0	3,465,575	1228 East Morehead Street, Ste. 102, Charlotte, NC 28204
Catherine Bradford	11/4/2009	A	-	$0	612,950	801 Ardsley Road, Charlotte, NC 28207
Katherine Ewing	11/4/2009	A	3,403	$0	479,018	3908 Pomfrey Lane, Charlotte, NC 28211
			184,764		21,079,582